Exhibit 99.1

Corporate Office	UK Office
150 King Street West, Suite 1500	70 Oathall Road, Haywards Heath
P.O. Box 38	West Sussex, RH16 3EN
Toronto, ON M5H 1J9	United Kingdom
Phone: +1 416 342 5560	Phone: +44 (0) 1444 411 900
Fax: +1 416 348 0303	Fax: +44 (0) 1444 456 901

NEWS RELEASE

LUNDIN MINING RECEIVES EXTENSION OF CREDIT FACILITY WAIVER PERIOD

Toronto, June 4, 2009 (TSX: LUN; OMX: LUMI) Lundin Mining Corporation ("Lundin Mining") today reported that its lending syndicate has extended to July 6, 2009 the waiver for non-compliance with the tangible net worth covenant. The extension was sought in order to provide lenders time to review the Company’s revised financial model, as well as allowing adequate time for the finalization of terms and completion of documentation.

About Lundin Mining Corporation

Lundin Mining Corporation is a diversified base metals mining company with operations in Portugal, Spain, Sweden and Ireland, producing copper, nickel, lead and zinc. In addition, Lundin Mining holds a development project pipeline which includes expansion projects at its Zinkgruvan and Neves-Corvo mines along with its equity stake in the world class Tenke Fungurume copper/cobalt project in the Democratic Republic of Congo. The Company also holds an extensive exploration portfolio and interests in international mining and exploration ventures.

On behalf of the Board,

Phil Wright
President and CEO

FOR FURTHER INFORMATION PLEASE CONTACT:

For further information, please contact:

Sophia Shane, Investor Relations North America: 604-689-7842
Josh Crumb, Senior Business Analyst: 416-342-5560
Robert Eriksson, Investor Relations Europe: +46 (701) 112615

www.lundinmining.com

FORWARD-LOOKING INFORMATION

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of applicable Canadian securities legislation or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Generally, these forward-looking statements or information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s current Annual Information Form and management discussion and analysis. Forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management at the time they are made, including, without limitation, the assumed long term price of copper, lead and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. The forward-looking information contained herein is presently for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers are advised not to place undue reliance on forward-looking statements.